100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149
444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100
www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2015-10

POLYMET ADVANCES TOWARD COMPLETION OF ENVIRONMENTAL REVIEW

St. Paul, Minn., November 17, 2015 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM today reported further advance toward completion of the NorthMet environmental review.

The NorthMet Final Environmental Impact Statement has now been published in the Minnesota Environmental Quality Board Monitor (November 9) and the Federal Register (November 13).

In a statement issued by the Minnesota Department of Natural Resources, Commissioner Tom Landwehr stated, “the Co-lead Agencies have brought the highest level of rigor and objectivity to the NorthMet environmental review.” He continued, “our responsibility is to conduct a neutral evaluation based on information from the company, our own analysis, and the comments we receive. The process has been thoughtful, independent and thorough.”

Under state law, the adequacy determination must be based on three criteria: whether the FEIS analyzes the topics identified in scoping, responds to comments received on the draft EIS, and whether the DNR followed the process established in state statute and rule for preparing an environmental impact statement.

On November 16 the U.S. Forest Service published its Draft Record of Decision recommending that the proposed land exchange in which PolyMet would receive surface rights in exchange for transferring land it currently owns to the Superior National Forest. The Draft ROD recognizes that the proposed land exchange would be beneficial to the National Forest.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended July 31, 2015, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.